Faraday Future Intelligent Electric Inc.

18455 S. Figueroa Street

Gardena, California 90248

(424) 276-7616

March 22, 2023

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:    Jennifer Angelini
             Erin Purnell

Re:	Faraday Future Intelligent Electric Inc. Registration Statement on Form S-1, as amended (File No. 333-269729)

Ladies and Gentlemen:

Faraday Future Intelligent Electric Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m., Washington D.C. time, on March 22, 2023, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

We would appreciate it if, as soon as the above-captioned Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very Truly Yours,

Faraday Future Intelligent Electric Inc.

By:	/s/ Xuefeng Chen
Xuefeng Chen
Global Chief Executive Officer

cc:	Michael P. Heinz, Sidley Austin LLP
Vijay S. Sekhon, Sidley Austin LLP